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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Capital Trust, Inc.

(Name of Issuer)

Class A Common Stock, Par Value $.01 Per Share

(Title of Class of Securities)

14052H100

(Cusip Number)

Stanley M. Stevens
Executive Vice President, Chief Legal Counsel and Secretary
Equity Office Properties Trust
Two North Riverside Plaza, Suite 2100
Chicago, Illinois 60606
(312) 466-3300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 22, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14052H100			Page 2 of 5

1.	Name of Reporting Person: Equity Office Properties Trust		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 14052H100			Page 3 of 5

1.	Name of Reporting Person: EOP Operating Limited Partnership		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): PN

3

CUSIP No. 14052H100	Page 4 of 5

AMENDMENT NO. 4 TO SCHEDULE 13D
RELATING TO THE CLASS A COMMON STOCK
OF CAPITAL TRUST, INC.

     EOP Operating Limited Partnership (“EOP Partnership”) hereby amends its Statement on Schedule 13D, as previously amended by Amendment Nos. 1-3 thereto, filed with respect to the Class A Common Stock, par value $.01 per share (the “Common Stock”) of Capital Trust, Inc., a Maryland corporation (the “Issuer”).

Item 5. Interest in Securities of the Issuer.

     Item 5 is hereby amended to read as set forth below:

     (a)- (e) On July 28, 2004, pursuant to the terms of an underwriting agreement dated July 22, 2004, EOP Partnership sold all of the 1,424,474 shares of the Common Stock of the Issuer beneficially owned by EOP Partnership at a price per share of $22.526875, net of underwriting discounts and commissions.

CUSIP No. 14052H100	Page 5 of 5

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 28, 2004	EOP OPERATING LIMITED PARTNERSHIP
	By:	Equity Office Properties Trust, its general Partner

By:	/s/ Stanley M. Stevens
Stanley M. Stevens
Executive Vice President, Chief Legal Counsel and Secretary

Date: July 28, 2004	EQUITY OFFICE PROPERTIES TRUST
	By:	/s/ Stanley M. Stevens
Stanley M. Stevens
Executive Vice President, Chief Legal Counsel and Secretary